MMA SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-50591

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response. ......... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50591 |

**FACING PAGE**
**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMA Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1166 Avenue of the Americas**
(No. and street)

| **New York** | **New York** | **10036** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kim Blackmore** **(201)-284-4908**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **30 Rockefeller Plaza** | **New York** | **NY** | **10112** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Kim Blackmore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMA Securities LLC for the year ended December 31, 2016 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kim Blackmore
Director, Financial and Operations Principal

2/23/17
Date

Subscribed and sworn before me on this 23 day of February, 2017

VIRGINIA GARCIA-CEDENO
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2440585
MY COMMISSION EXPIRES NOVEMBER 18, 2018

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors of
MMA Securities LLC:

We have audited the accompanying statement of financial condition of MMA Securities LLC. (the "Company") as of December 31, 2016, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MMA Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules (g) and (h) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Deloitte & Touche LLP*

February 23, 2017

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 3,276,086 |
| Fees and commissions receivable (net of allowance for doubtful accounts) | 796,909 |
| Prepaid expenses | 74,677 |
| Receivable from affiliates | 45,270 |
| Receivable from broker | 43,340 |
| **TOTAL ASSETS** | $ 4,236,282 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---:|
| LIABILITIES: | |
| Payable to affiliates | $ 639,507 |
| Accounts payable and accrued expenses | 247,511 |
| Total liabilities | 887,018 |
| MEMBER'S EQUITY: | 3,349,264 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 4,236,282 |

See notes to financial statements

**MMA SECURITIES LLC**
 **(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

REVENUES:

| | |
|---|---|
| Commissions | $ 5,150,707 |
| Investment advisory fees | 2,600,942 |
| Total revenues | 7,751,649 |

EXPENSES:

| | |
|---|---|
| Services purchased from affiliates | $ 4,351,711 |
| Commissions | 1,027,193 |
| Information services and communications | 136,900 |
| Professional services | 108,171 |
| Regulatory fees | 83,137 |
| Insurance | 70,518 |
| Other | 25,602 |
| Total expenses | 5,803,232 |

NET INCOME        $ 1,948,417

See notes to financial statements.

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

CASH FLOWS FROM OPERATING ACTIVITIES:

| | |
|---|---:|
| Net income | $ 1,948,417 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in fees and commissions receivable | (722,868) |
| Decrease in receivable from broker | 497 |
| Decrease in prepaid expenses | 16,898 |
| Increase in payable to affiliates | 334,475 |
| Increase in accounts payable and accrued expenses | 171,840 |
| Net cash provided by operating activities | 1,749,259 |

CASH FLOWS FROM INVESTING ACTIVITIES:

| | |
|---|---:|
| Net transfers to MMC cash management pool | (149) |
| Net cash used in investing activities | (149) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 1,749,110 |
| CASH AND CASH EQUIVALENTS, JANUARY 1, 2016 | 1,526,976 |
| CASH AND CASH EQUIVALENTS, DECEMBER 31, 2016 | $ 3,276,086 |

See notes to financial statements.

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | |
|---|---|
| BALANCE, JANUARY 1, 2016 | $ 1,400,847 |
| Net income | 1,948,417 |
| | |
| BALANCE, DECEMBER 31, 2016 | $ 3,349,264 |

See notes to financial statements.

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2016**

## 1. NATURE OF BUSINESS

MMA Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh McLennan Agency LLC ("MMA"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a licensed insurance agency in most states in the United States.

The Company provides the following services:

- retirement, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- sale of mutual funds and variable products to individuals.

The Company does not hold customer securities or customer funds.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2016 through February 23, 2017 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the financial statements.

**Use of Estimates** - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition** - Commissions for sales of variable products, 401K plans and shares of open-end registered investment companies' products (mutual funds) are recorded when earned. Investment advisory fees are recognized over the period in which the services are rendered. Revenue received in advance of services rendered is recorded as deferred revenue.

In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step-process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance will be applicable for the Company in the fiscal year beginning January 1,

2018. The Company is still evaluating its impact on the financial statements but will implement this new standard on the required effective date.

**Fair Value of Financial Instruments** - Substantially all of the Company's assets are carried at fair value or contracted amounts which approximate fair value. The Company's liabilities, such as payables, are recorded at amounts approximating fair value.

**Cash and Cash Equivalents** - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

**Allowance for doubtful accounts** - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. Management has evaluated the receivables and determined that no allowance for doubtful accounts is required as at December 31, 2016.

**Income Tax** - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements. The Company is not subject to federal or state tax audits as an entity separate from the Member.

3. **RELATED PARTY TRANSACTIONS**

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC and MMA has made on behalf of the Company in connection with the Company's activities. Costs related to services purchased are stipulated in expense sharing agreements and are allocated to the Company based upon the time spent by the employees of MMC and MMA on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors. The Company's services purchased from affiliates totaled $4,351,711 for the year ended December 31, 2016.

As of December 31, 2016, the Company's receivable from affiliates balance of $45,270 is comprised of an interest bearing account. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2016, the Company's payables to affiliates balance of $639,507 primarily represent liabilities for the services purchased as well accounts payable invoices and commissions payable to registered representatives paid by MMA on behalf of the Company. Payables to affiliates are settled on a monthly basis.

4. **RECEIVABLE FROM BROKER**

As of December 31, 2016, the Company has a $43,340 deposit on account with the Pershing LLC, which is classified as receivable from broker on the statement of financial condition.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,389,068 which was $2,329,933 in excess of its required net capital requirement of $59,135. The Company's aggregate indebtedness at December 31, 2016 was $887,018. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

\* \* \* \* \* \*

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned Subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS**
**PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2016**                                                      Schedule g

| | | |
|---|---:|---:|
| MEMBER'S EQUITY | | $ 3,349,264 |
| | | |
| NONALLOWABLE ASSETS: | | |
| Fees and commissions receivable | 796,909 | |
| Prepaid expenses | 74,677 | |
| Receivable from affiliate | 45,270 | |
| Receivable from broker | 43,340 | |
| | | |
| | | 960,196 |
| | | |
| NET CAPITAL | | $ 2,389,068 |
| | | |
| AGGREGATE INDEBTEDNESS | | |
| (From Statement of Financial Condition) | | $ 887,018 |
| | | |
| NET CAPITAL REQUIRED | | |
| (The greater of $5,000 or 6 2/3% of aggregate indebtedness) | | $ 59,135 |
| | | |
| NET CAPITAL IN EXCESS OF REQUIREMENTS | | $ 2,329,933 |
| | | |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .37 |

NOTE – There are no material differences between the amounts presented
above and the amounts included in the Company's FOCUS
report filed on January 18, 2017.

**MMA SECURITIES LLC**
**(an Indirect Wholly-Owned subsidiary of**
**Marsh & McLennan Companies, Inc.)**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER**
**THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2016**                                                              **Schedule h**

The Company is exempt from the provisions of Rule 15c3-3(k) under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

# Deloitte.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MMA Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MMA Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 23, 2017

# MMA SECURITIES

MMA Securities LLC
121 River St. – 5th floor
Hoboken, NJ 07030

## Exemption Report

We as members of management of MMA Securities LLC (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.



_____    2/23/17
Kim Blackmore                                      Date
Director, Financial and Operations Principal